Exhibit 99.1

ASUR Reports 2Q20 Financial Results

Passenger traffic continues to reflect travel disruptions worldwide since mid-March 2020 due to the COVID-19 pandemic

Mexico City, July 22, 2020 – Grupo Aeroportuario del Sureste, S.A.B. de C.V.  (NYSE: ASR; BMV: ASUR) (ASUR), a leading international airport group with operations in Mexico, the U.S., and Colombia, today announced results for the three- and six-month periods ended June 30, 2020.

2Q20 Highlights1

•

Total passenger traffic decreased 94.0% year over year (YoY), reflecting the impact of the COVID-19 pandemic, primarily since the second half of March 2020 and resulting in the following declines across operations:

•	94.2% in Mexico, due to declines of 89.8% and 98.5% in domestic and international traffic, respectively
•	86.1% in Puerto Rico (Aerostar), down 84.6% in domestic traffic and 98.0% in international traffic
•	99.8% in Colombia (Airplan), with domestic and international traffic down 99.9% and 99.4%, respectively
•	Revenues declined 56.6% YoY to Ps.1,767.0
•	Consolidated commercial revenues per passenger reached Ps.353.2, reflecting the sharp decline in passenger traffic
•

Consolidated EBITDA declined 98.1% YoY to Ps.51.2 million. Excluding non-recurring insurance recoveries related to Hurricane Maria of Ps.35.2 million in 2Q20 and Ps.162.6 million in 2Q19, consolidated EBITDA would have declined 99.4% YoY to Ps.16.0 million

•	Adjusted EBITDA Margin (excludes the effect of IFRIC 12) and excluding the non-recurring insurance recoveries in both quarters would have declined to 1.8% from 65.4% in 2Q19.
•	Cash & cash equivalents at quarter-end of Ps.7,124.1 million and Net Debt-to-LTM EBITDA at 1.1x
•	Principal debt payments of Ps.388.3 million, or 2.5% of total debt, mature in 2H20 and 5.2% of total debt matures in 2021.
	Table 1: Financial & Operational Highlights [1]
		Second Quarter		% Chg
2Q20 Earnings Call Date & Time: Thursday, July 23, 2020 at 10:00 AM US ET; 9:00 AM CT Dial-in: 1-800-289-0438 (US & Canada) and 1-323-794-2423 (International & Mexico); Access Code: 1181966 Replay: Thursday, July 23, 2020 at 1:00 PM US ET, ending at 11:59 PM US ET on Thursday, July 30, 2020. Dial-in number: 1-844-512-2921 (US & Canada); 1-412-317-6671 (International & Mexico). Access Code: 1181966		2019	2020
	Financial Highlights
	Total Revenue	4,069,379	1,767,005	(56.6)
	Mexico	2,777,678	1,042,783	(62.5)
	San Juan	784,432	672,269	(14.3)
	Colombia	507,269	51,953	(89.8)
	Commercial Revenues per PAX	99.7	353.2	254.2
	Mexico	115.4	300.5	160.4
	San Juan	114.4	327.1	185.9
	Colombia	40.6	4,630.6	11,294.2
	EBITDA	2,745,049	51,190	(98.1)
	Net Income (Loss)	1,523,506	(565,497)	n/a

[1] Unless otherwise stated, all financial figures discussed in this announcement are unaudited, prepared in accordance with International Financial Reporting Standards (IFRS), including application of IFRS 9 and 15 that came into effect  in 2018, and IFRS 16 that came into effect in 2019, and represent comparisons between the three- and six-month periods ended June 30, 2020, and the equivalent three-and six-month periods ended June 30, 2019. All figures in this report are expressed in Mexican pesos, unless otherwise noted. Tables state figures in thousands of Mexican pesos, unless otherwise noted. Passenger figures for Mexico and Colombia exclude transit and general aviation passengers, unless otherwise noted. Commercial revenues include revenues from non-permanent ground transportation and parking lots. All U.S. dollar figures are calculated at the exchange rate of US$1.00 = Mexican Ps.23.0893 (source: Diario

	Majority Net Income (Loss)	1,426,741	(520,284)	n/a
	Earnings (Loss) per Share (in pesos)	4.7558	(1.7343)	n/a
	Earnings (Loss) per ADS (in US$)	2.0597	(0.7511)	n/a
	Capex	170,830	613,590	259.2
	Cash & Cash Equivalents	4,851,261	7,124,097	46.9
	Net Debt	9,295,296	8,413,728	(9.5)
	Net Debt/ LTM EBITDA	0.9	1.1	19.2
	Operational Highlights
	Passenger Traffic
	Mexico	8,727,405	504,978	(94.2)
	San Juan	2,417,300	335,606	(86.1)
	Colombia	2,868,929	5,417	(99.8)

Oficial de la Federación de México) while Colombian peso figures are calculated at the exchange rate of COP163.28 = Mexican Ps.1.00 (source: Investing). Definitions for EBITDA, Adjusted EBITDA Margin, Majority Net Income can be found on page 19 of this report.

ASUR 2Q20 Page 1 of 28

Business Update on COVID-19

Travel Restrictions Imposed by Governments to Mitigate the Impact of COVID-19

Since March 16, 2020, various governments have issued flight restrictions for different regions of the world to limit the breakout of the COVID-19 virus. With respect to the airports ASUR operates:

As announced on March 23, 2020, neither Mexico nor Puerto Rico have issued flight bans, to date.

In Puerto Rico, the Federal Aviation Authority (FAA) has accepted a request from the Governor of Puerto Rico that all flights bound to Puerto Rico land at LMM Airport, which is operated by ASUR’s subsidiary Aerostar, and that all arriving passengers be screened by representatives of the Puerto Rico Health Department. On March 30, 2020, the Governor of Puerto Rico, through an executive order of indefinite term, imposed a two-week quarantine on all passengers arriving at the LMM Airport. Therefore, LMM Airport remains open and operating, albeit with substantially reduced flight and passenger volumes.

To further strengthen health controls on arrival, starting July 15, the Governor of Puerto Rico began implementing the following additional measures. All passengers must wear a mask, complete a mandatory flight declaration form from the Puerto Rico Health Department, and submit negative results of a PCR molecular COVID-19 test taken 72 hours prior to arrival to avoid having to undergo the two-week quarantine. Passengers can also opt to take the COVID-19 test in Puerto Rico (not necessarily at the airport), in order to be released from quarantine (estimated to take between 24-48 hours).

Mexico and/or the United States may issue flight restrictions similar to those issued in other parts of the world, which would cause a significant further reduction in ASUR’s operations.

In Colombia, all incoming international flights, including connecting flights in Colombia, were suspended by the Colombian government starting March 23, 2020. This suspension has been extended through August 31, 2020, with exceptions for humanitarian emergencies, transportation of cargo and goods, and fortuitous events or force majeure. Recently, the Colombian government announced that Colombia’s airports will reopen to international flights on September 1, 2020. Similarly, domestic air travel in Colombia was suspended starting March 25, 2020. Consequently, ASUR’s commercial aviation operations at the Enrique Olaya Herrera de Medellín, José María Córdova de Rionegro, Los Garzones de Montería, Antonio Roldán Betancourt de Carepa, El Caraño de Quibdó and Las Brujas de Corozal airports were suspended starting as of such dates.

The Colombian government allowed domestic flights to resume on July 1, 2020, starting with pilot tests for domestic routes between cities with low levels of contagion. The Colombian government has delegated to municipal administrations the power to request approval from the Ministry of the Interior, the Ministry of Transport and Aerocivil (the aeronautical authority in Colombia) to resume domestic flights from or to their municipalities. As a result, both municipalities involved would be required to agree in order to restart such domestic flights. As of today, ASUR’s airports in Colombia have not yet resumed domestic flights.

Impact of COVID-19 on ASUR’s 2Q20 Passenger Traffic

The COVID-19 pandemic has disrupted the travel industry and governments have introduced travel bans and restrictions. As a result, passenger traffic in ASUR’s three countries of operations began to decline in the second half of March 2020 and continued to decline sharply across ASUR’s airport network in the subsequent months, as shown in the table below:

ASUR 2Q20 Page 2 of 28

YoY Change in Passenger Traffic During 2020
Region	January	February	March	April	May	June	Total
Mexico	6.2%	9.7%	(35.8%)	(95.7%)	(96.6%)	(90.4%)	(51.1%)
Domestic Traffic	8.8%	13.2%	(25.7%)	(91.4%)	(94.0%)	(83.9%)	(49.7%)
International Traffic	4.2%	7.4%	(42.5%)	(99.4%)	(99.4%)	(96.6%)	(52.4%)
Puerto Rico	11.4%	16.1%	(35.9%)	(94.5%)	(89.7%)	(75.9%)	(46.1%)
Domestic Traffic	12.2%	16.4%	(34.9%)	(94.0%)	(88.7%)	(72.9%)	(44.7%)
International Traffic	4.2%	13.4%	(45.0%)	(98.4%)	(98.3%)	(97.4%)	(58.3%)
Colombia	9.3%	19.5%	(36.2%)	(99.9%)	(99.8%)	(99.8%)	(52.4%)
Domestic Traffic	9.3%	19.0%	(36.4%)	(99.9%)	(99.9%)	(99.8%)	(52.2%)
International Traffic	9.4%	22.5%	(34.8%)	(99.7%)	(99.4%)	(99.3%)	(53.3%)
Total	7.8%	12.7%	(35.9%)	(96.3%)	(96.1%)	(89.7%)	(50.5%)
Domestic Traffic	9.8%	15.7%	(31.1%)	(94.3%)	(94.3%)	(85.6%)	(49.1%)
International Traffic	4.6%	8.6%	(42.2%)	(99.3%)	(99.3%)	(97.0%)	(52.7%)

Ensuring the Well-being of Employees

ASUR has established health and safety protocols aimed at enhancing the well-being of passengers and essential operating personnel across the airports it operates. Protective gear is required for staff working on the premises, and sanitization practices in accordance with the guidelines of local health authorities are in place. The Company has also implemented a remote working policy for staff where possible.

Strong Liquidity Position and Healthy Debt Maturity Profile

ASUR closed 2Q20 with a strong financial position, with cash and cash equivalents totaling Ps.7,124.1 million and Ps.15,537.8 million in Total Debt, including Ps.388.3 million in principal payments due in the next two quarters, which represents 2.5% of Total Debt, while 5.2% of Total Debt will mature in 2021.

Liquidity Position as of June 30, 2020

Figures in thousands of Mexican Pesos

Region of Operation	Cash & Equivalents	Total Debt	Short-term Debt	Long-Term Debt	Principal Payments (Jun. – Dec. 2020)
Mexico	5,642,550	3,991,759	41,524	3,950,235	20,000
Puerto Rico	1,027,523	8,439,655	378,785	8,060,870	247,056
Colombia	454,024	3,106,411	131,585	2,974,826	121,264
Total	7,124,097	15,537,825	551,894	14,985,931	388,320

The following table shows the debt maturity profile of ASUR’s debt for each of its regions of operations:

Debt Maturity Profile as of June 30, 2020

Figures in thousands of Mexican Pesos

Region of Operation	2020	2021	2022	2023	2024	2025/2035
Mexico	20,000	320,000	2,900,000	640,000	120,000	-
Puerto Rico [1]	247,056	250,293	270,366	296,753	326,884	6,987,097
Colombia [2]	121,264	242,528	256,002	296,423	363,792	1,091,361
Total	388,320	812,821	3,426,368	1,233,176	810,676	8,078,458

1 Figures in pesos converted at the exchange rate at the close of the quarter Ps.23.0893= USD1.00

2 Figures in pesos converted at the exchange rate at the close of the quarter of COP163.2800=Ps.1.00

Note: Figures only reflects principal payments.

ASUR 2Q20 Page 3 of 28

The following table shows the debt coverage included in the debt agreements for each of ASUR’s regions of operations:

Debt Ratios as of June 30, 2020

LTM EBITDA and LTM Interest Expense figures in thousands of Mexican Pesos

Region	LTM EBITDA	LTM Interest Expense	Debt Coverage Ratio	Minimum Coverage Requirement as per Agreements
Mexico [1]	5,488,521	376,501	14.6	3.0
Puerto Rico [2]	1,224,996	739,685	1.7	1.0
Colombia [3]	863,757	403,522	2.4	1.2
Total	7,577,274	1,519,708

1 Per the applicable debt agreement, the formula for the Interest Coverage ratio is: LTM EBITDA/ LTM Interest Expense.

2 Per the applicable debt agreement, the formula for the Debt Coverage ratio is: LTM Cash Flow Generation / LTM Debt Service. LTM Cash Flow Generation for the period was Ps.1.2 billion and LTM Debt Service was Ps.739.9 million.

3 Per the applicable debt agreement, the formula for the Debt Coverage ratio is: (LTM EBITDA minus LTM Taxes)/ LTM Debt Service. EBITDA minus Taxes for the period amounted to Ps.863.7 million and Debt Service was Ps.403.5 million.

Accounts Receivables

Starting in mid-March, some of the airlines and other clients and tenants that operate in ASUR’s airports have asked for assistance, either through discounts on payments owed to ASUR or by an extension on those payments. Three of ASUR’s principal airline customers, Aeromexico, Avianca Holdings and LATAM Airlines Group, have filed for Chapter 11 bankruptcy protection in the United States, although they have continued making payments in the ordinary course, as permitted by the relevant courts. The Company remains in commercial discussions with those clients and tenants regarding their contracts. Notwithstanding these discussions, ASUR believes it has sufficient liquidity to meet its obligations and continue operating in the normal course.

Accounts Receivable as of June 30, 2020

Figures in Thousands of Mexican Pesos

Region	2Q19	2Q20	% Chg.
Mexico	473,958	35,835	(92.4)
Puerto Rico	(35,003)	276,452	n/a
Colombia	153,451	149,316	(2.7)
Total	592,406	461,603	(22.1)

Cost Reduction Initiatives

ASUR is introducing cost reduction initiatives across its three countries of operations. Most of the Company’s cost structure is fixed, except for concession fees across operations and the technical assistance fee in Mexico, which are all variable costs. The impact from these cost reduction measures is not expected to be significant vis a vis the potential decline in revenues resulting from the disruption in passenger traffic across the Company’s operations.

2Q20 Passenger Traffic

Total passenger traffic at ASUR in 2Q20 declined 94.0% YoY to 0.8 million passengers, reflecting the impact of the COVID-19 crisis on travel, starting mid-March 2020. By geography, traffic declined 94.2% in Mexico, 86.1% in Puerto Rico, and 99.8% in Colombia.

The 94.2% YoY decline in passenger traffic in Mexico reflects declines of 89.8% in domestic traffic and 98.5% in international traffic. All of ASUR’s Mexican airports remain open and operating. Terminals 2 and 3 at Cancún Airport closed temporarily on April 11 and 18, 2020, respectively, due to reduced demand, while Terminal 4 remained open. Terminal 2 reopened on July 14, 2020.

Traffic in Puerto Rico declined 86.1% YoY, reflecting decreases of 84.6% in domestic traffic and 98.0% in international traffic. In Puerto Rico, the FAA accepted a request from the Governor of Puerto Rico that all flights bound to Puerto Rico land at LMM Airport, operated by ASUR’s subsidiary Aerostar, and that all passengers be screened by representatives of the Puerto Rico Health Department.  As a result, LMM airport remains open and

ASUR 2Q20 Page 4 of 28

operating, albeit with substantially reduced flight and passenger volumes. Due to governmental restrictions, only essential commercial spaces are open.

Colombia reported a 99.8% YoY decline in total traffic, driven by declines of 99.9% and 99.4% in domestic and international traffic, respectively. In response to COVID-19, the Colombian government suspended commercial aviation at all airports in the country starting on March 25 and recently extended the suspension of international operations until September 1, 2020. As a result, ASUR’s commercial operations at Enrique Olaya Herrera Airport in Medellín, José María Córdova International Airport in Rionegro, Los Garzones Airport in Montería, Antonio Roldán Betancourt Airport in Carepa, El Caraño Airport in Quibdó and Las Brujas Airport in Corozal have been suspended.

Starting July 1, 2020, the Colombian government established a pilot program for domestic routes for cities with low levels of contagion. The government also delegated to municipal administrations the power to request approval to resume domestic flights, with both municipalities involved required to agree in order to restart such flights. As of today, ASUR’s airports in Colombia have not yet resumed domestic flights.

Tables with detailed passenger traffic information for each airport can be found on page 22 of this report.

Table 2: Passenger Traffic Summary

	Second Quarter		% Chg	Six-Months		% Chg
	2019	2020		2019	2020
Total Mexico	8,727,405	504,978	(94.2)	17,450,634	8,524,880	(51.1)
- Cancun	6,554,989	289,346	(95.6)	13,214,393	6,242,984	(52.8)
- 8 Others Airports	2,172,416	215,632	(90.1)	4,236,241	2,281,896	(46.1)
Domestic Traffic	4,287,115	437,111	(89.8)	7,897,876	3,974,470	(49.7)
- Cancun	2,319,867	230,224	(90.1)	4,219,050	2,033,084	(51.8)
- 8 Others Airports	1,967,248	206,887	(89.5)	3,678,826	1,941,386	(47.2)
International traffic	4,440,290	67,867	(98.5)	9,552,758	4,550,410	(52.4)
- Cancun	4,235,122	59,122	(98.6)	8,995,343	4,209,900	(53.2)
- 8 Others Airports	205,168	8,745	(95.7)	557,415	340,510	(38.9)
Total San Juan, Puerto Rico	2,417,300	335,606	(86.1)	4,717,808	2,542,116	(46.1)
Domestic Traffic	2,143,342	330,042	(84.6)	4,216,167	2,332,728	(44.7)
International traffic	273,958	5,564	(98.0)	501,641	209,388	(58.3)
Total Colombia	2,868,929	5,417	(99.8)	5,614,966	2,675,050	(52.4)
Domestic Traffic	2,413,058	2,799	(99.9)	4,757,830	2,274,472	(52.2)
International traffic	455,871	2,618	(99.4)	857,136	400,578	(53.3)
Total traffic	14,013,634	846,001	(94.0)	27,783,408	13,742,046	(50.5)
Domestic Traffic	8,843,515	769,952	(91.3)	16,871,873	8,581,670	(49.1)
International traffic	5,170,119	76,049	(98.5)	10,911,535	5,160,376	(52.7)
Note: Passenger figures for Mexico and Colombia exclude transit and general aviation passengers, while Puerto Rico includes transit and general aviation passengers.

ASUR 2Q20 Page 5 of 28

Review of Consolidated Results

Table 3: Summary of Consolidated Results

	Second Quarter		% Chg	Six-Months		% Chg
	2019	2020		2019	2020
Total Revenues	4,069,379	1,767,005	(56.6)	8,170,729	5,924,001	(27.5)
Aeronautical Services	2,425,088	533,767	(78.0)	4,801,230	2,829,839	(41.1)
Non-Aeronautical Services	1,522,412	375,586	(75.3)	3,088,919	2,004,081	(35.1)
Total Revenues Excluding Construction Revenues	3,947,500	909,353	(77.0)	7,890,149	4,833,920	(38.7)
Construction Revenues [1]	121,879	857,652	603.7	280,580	1,090,081	288.5
Total Operating Costs & Expenses	1,984,125	2,269,980	14.4	3,910,102	4,286,599	9.6
Other Revenues	162,630	41,133	(74.7)	204,074	164,874	(19.2)
Operating Profit	2,247,884	(461,842)	n/a	4,464,701	1,802,276	(59.6)
Operating Margin	55.2%	(26.1%)	n/a	54.6%	30.4%	(2422 bps)
Adjusted Operating Margin [2]	56.9%	(50.8%)	n/a	56.6%	37.3%	(1930 bps)
EBITDA	2,745,049	51,190	(98.1)	5,407,958	2,794,719	(48.3)
EBITDA Margin	67.46%	2.9%	(6456 bps)	66.2%	47.2%	(1901 bps)
Adjusted EBITDA Margin [3]	69.54%	5.6%	(6391 bps)	68.5%	57.8%	(1073 bps)
Net income	1,523,506	(565,497)	n/a	3,042,656	1,399,439	(54.0)
Net income majority	1,426,741	(520,284)	n/a	2,895,189	1,364,087	(52.9)
Earnings per Share	4.7558	(1.7343)	n/a	9.6506	4.5470	(52.9)
Earnings per ADS in US$	2.0597	(0.7511)	n/a	4.1797	1.9693	(52.9)

Total Commercial Revenues per Passenger [4]	99.7	353.2	254.2	102.2	130.9	28.1
Commercial Revenues	1,406,447	302,712	(78.5)	2,857,685	1,812,174	(36.6)
Commercial Revenues from Direct Operations per Passenger [5]	19.1	26.1	36.5	19.3	19.0	(1.5)
Commercial Revenues Excl. Direct Operations per Passenger	80.6	327.1	305.8	82.9	111.9	35.0

[1] Adjusted operating margin excludes the effect of IFRIC 12 with respect to the construction of or improvements to concessioned assets in Mexico, Puerto Rico and Colombia and is equal to operating income divided by total revenues minus revenues from construction services.

[2] Adjusted EBITDA Margin excludes the effect of IFRIC 12 with respect to the construction of or improvements to concessioned assets in Mexico, Puerto Rico and Colombia, and is calculated by dividing EBITDA by total revenues less construction services revenues.

[3] Passenger figures include transit and general aviation passengers in Mexico, Puerto Rico and Colombia.
[4] Represents ASUR´s operations in convenience stores.

Consolidated Revenues

Consolidated Revenues for 2Q20 declined 56.6% YoY, or Ps.2,302.4 million, to Ps.1,767.0 million, mainly driven by the following declines:

•

75.3% in revenues from non-aeronautical services to Ps.375.6 million. The contribution from Mexico was Ps.225.5 million, while Puerto Rico and Colombia accounted for Ps.111.3 million and Ps.38.8 million, respectively; and

•

78.0% in revenues from aeronautical services to Ps.533.8 million. Operations in Mexico contributed Ps.81.4 million, while Puerto Rico and Colombia contributed Ps.440.4 million and Ps.12.0 million, respectively.

These declines were partially offset by a 603.7%, or Ps.735.8 million, increase in construction services revenues to Ps.857.6 million. This increase was mainly due to the execution of construction works at Cancun and Merida airports, in line with the Master Development Plan in Mexico, as well as runway refurbishments in Puerto Rico.

Excluding revenues from construction services, which are deducted as costs under IFRS accounting standards, total revenues would have declined 77.0% YoY to Ps.909.4 million. Excluding revenues from construction services, Mexico accounted for 33.8% of total revenues, while Puerto Rico and Colombia represented 60.7% and 5.5%, respectively.

Commercial Revenues in 2Q20 declined 78.5% YoY to Ps.302.7 million, mainly reflecting the 94.0% decline in passenger traffic. Commercial revenues in Mexico decreased 84.8% YoY to Ps.154.1 million. In addition, commercial revenues in Puerto Rico declined 60.3% YoY to Ps.109.8 million and in Colombia by 67.4% to Ps.38.8 million.

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Commercial Revenues per Passenger reached Ps.353.2 in 2Q20, compared to Ps.99.7 in 2Q19, mainly reflecting the 94.0% decline in passenger traffic.

Consolidated Operating Costs and Expenses

Consolidated Operating Costs and Expenses, including construction costs, during 2Q20 increased 14.4% YoY, or Ps.285.9 million, to Ps.2,270.0 million.

Excluding construction costs, operating costs and expenses declined 24.2% YoY, or Ps.449.9 million, mainly due to the following variations:

•

Mexico: declined 33.9%, or Ps.323.4 million, mainly due to lower energy and maintenance expenses as a result of the temporary closure of Terminals 2 and 3 at Cancun Airport. The decline also reflects lower cost of sales from directly operated stores, as well as lower technical assistance and concession fees, partially offset by higher provisions for doubtful collectible accounts as a result of the COVID-19.

•

Puerto Rico: increased 5.6%, or Ps.29.7 million, principally due to a Ps.37.2 million increase in amortization charges resulting from the FX conversion impact as the average Mexican peso exchange rate fluctuated to Ps.23.3 per dollar in 2Q20, compared to Ps.19.1 per dollar in 2Q19, partially offset by lower cost of services and concession fees.

•

Colombia: declined 41.3%, or Ps.156.1 million, mainly due to a 32.7%, or Ps.42.3 million, reduction in cost of services, reflecting savings in maintenance, energy and security expenses, as well as lower professional fees as a result of COVID-19.

Cost of Services declined 16.1%, or Ps.153.0 million, principally due to a 21.9%, or Ps.108.3 million, YoY decline in Mexico, mainly from lower energy and maintenance costs resulting from the temporary closure of Terminals 2 and 3 at Cancun Airport. The decline also reflects lower cost of sales from directly operated stores, partially offset by higher provisions for doubtful collectible accounts as a result of COVID-19. In addition, Colombia contributed with a 32.7% YoY, or Ps.42.3 million, decline in cost of services.

Construction Costs increased 603.7% YoY, or Ps.735.8 million. This was mainly driven by YoY increases of 1,748.2%, or Ps.696.0 million, in Mexico and 169.1%, or Ps.75.8 million in Puerto Rico, partially offset by a decline of 96.7%, or Ps.36.0 million, in Colombia.

G&A Expenses, which reflect administrative expenses in Mexico, declined 10.0% YoY.

Consolidated Technical Assistance declined YoY, mainly reflecting negative EBITDA in Mexico in 2Q20.

Concession Fees declined 77.9% YoY, principally reflecting decreases of 87.1% in Mexico, 89.6% in Colombia and 14.9% in Puerto Rico, mainly due to a decline in regulated revenues, a factor in the calculation of the fee.

Depreciation and Amortization increased 3.1%, or Ps.15.4 million, principally due to an increase of 22.2%, or Ps.37.2 million, in Puerto Rico. The FX translation impact contributed to the increase, as the average exchange rate in 2Q20 was Ps.23.3 per dollar, compared to an average of Ps.19.1 per dollar in 2Q19.

Consolidated Operating Profit (Loss) and EBITDA

ASUR reported a Consolidated Operating Loss of Ps.461.8 million in 2Q20 resulting in a negative Operating Margin of 26.1%, mainly reflecting the impact of COVID-19. This compares with an Operating Profit of Ps.2,247.9 million and a margin of 55.2% in 2Q19.

Adjusted Operating Margin, which excludes the effect of IFRIC 12 with respect to the construction of or improvements to concessioned assets in Mexico, Colombia, and Puerto Rico, and which is calculated as operating profit divided by total revenues less construction services revenues, was negative 50.8% in 2Q20 compared with 56.9% in 2Q19.

EBITDA declined 98.1%, or Ps.2,693.9 million, to Ps.51.2 million in 2Q20, compared with Ps.2,745.0 million in 2Q19. By country, EBITDA decreased by Ps.2,095.0 million to negative Ps.140.1 million in Mexico, decreased by Ps.303.7 million to Ps.238.3 million in Puerto Rico, and was down by Ps.295.2 million to negative Ps.47.1

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million in Colombia. Consolidated EBITDA margin in 2Q20 was 2.9% compared with 67.5% in 2Q19. Excluding non-recurring insurance recoveries related to Hurricane Maria of Ps.35.2 million in 2Q20 and Ps.162.6 million in 2Q19, consolidated EBITDA would have declined 99.4% YoY to Ps.16.0 million

Adjusted EBITDA Margin, which excludes the effect of IFRIC 12 with respect to the construction of or improvements to concessioned assets in Mexico, Puerto Rico, and Colombia, was 5.6% in 2Q20 compared to 69.5% in 2Q19. Excluding the abovementioned non-recurring insurance recoveries in both quarters, Adjusted EBITDA Margin would have declined to 1.8% from 65.4% in 2Q19.

Consolidated Comprehensive Financing Gain (Loss)

Table 4: Consolidated Comprehensive Financing Gain (Loss)

	Second Quarter		% Chg	Six-Months		% Chg
	2019	2020		2019	2020
Interest Income	87,877	83,655	(4.8)	199,036	164,839	(17.2)
Interest Expense	(273,731)	(261,865)	(4.3)	(558,135)	(532,536)	(4.6)
Foreign Exchange Gain (Loss), Net	8,291	(2,307)	n/a	(9,808)	534,364	n/a
Total	(177,563)	(180,517)	1.7	(368,907)	166,667	n/a

In 2Q20 ASUR reported a Ps.180.5 million Consolidated Comprehensive Financing Loss, compared to a Ps.177.6 million loss in 2Q19.

In 2Q20, ASUR reported a foreign exchange loss of Ps.2.3 million, resulting from the 0.6% quarterly average appreciation of the Mexican peso against the U.S. dollar (1.7% quarter-end appreciation) during 2Q20 together with a higher U.S. dollar foreign currency net asset position. This compares to an Ps.8.3 million foreign exchange gain in 2Q19 resulting from the 1.3% quarterly average appreciation of the Mexican peso (0.9% quarter-end appreciation) during 2Q19 on a lower foreign currency net asset position.

Interest expense declined Ps.11.9 million, or 4.3% YoY, mainly driven by a decrease of Ps.25.5 million, or 25.0%, in interest expense in Mexico reflecting a decline in the TIIE interest rate. Colombia reported an Ps.8.1 million, or 12.8%, YoY decline in interest payments, reflecting principal loan payments totaling Ps.90.2 million in 2019 and 2020. The interest expense decline was partially offset by a Ps.11.1 million, or 8.9% YoY, increase in Puerto Rico reflecting the impact of FX translation. Interest income declined by Ps.4.2 million, or 4.8% YoY.

Income Taxes

Income Taxes for 2Q20 declined Ps.623.7 million YoY, principally due to the combination of the following factors:

•	A Ps.678.8 million YoY decline in income taxes, reflecting mainly a lower taxable income base in Mexico and Colombia reflecting the negative impact of COVID-19 on revenues.

•

A Ps.55.2 million YoY increase in deferred income taxes. This mainly reflects a Ps.70.5 million increase in deferred income taxes in Mexico reflecting a lower tax benefit from the impact of inflation (deflation of 0.4% in 2Q20 and 0.2% in 2Q19), as well as a lower technical assistance fee.  This was partially offset by a Ps.17.4 million tax benefit in Colombia.

Majority Net Income (Loss)

During 2Q20, ASUR reported a Majority Net Loss of Ps.520.3 million in 2Q20, compared to a Majority Net Income of Ps.1,426.7 million in 2Q19. This resulted in a loss per common share in 2Q20 of Ps.1.7343, or a loss per ADS of US$0.7511 (one ADS represents ten series B common shares). This compares with earnings per share of Ps.4.7558 and earnings per ADS of US$2.0597 for the same period last year.

Net Income (Loss)

ASUR reported a Net Loss of Ps.565.5 million in 2Q20, compared to Net Income of Ps.1,523.5 million in 2Q19, representing a YoY decline of 137.1%, or Ps.2,089.0 million.

ASUR 2Q20 Page 8 of 28

Consolidated Financial Position

On June 30, 2020, airport concessions represented 84.9% of the Company’s total assets, with current assets representing 13.8% and other assets representing 1.3%.

As of June 30, 2020, the Company had cash and cash equivalents of Ps.7,124.1 million, a 15.0% increase from Ps.6,192.7 million at December 31, 2019. Mexico contributed Ps.651.0 million to the increase in cash and cash equivalents, while Puerto Rico and Colombia contributed Ps.329.1 million and Ps.48.7 million, respectively.

As of June 30, 2020, the valuation of ASUR’s investment in Aerostar, in accordance with IFRS 3 "Business Combinations", resulted in the following effects on the balance sheet: i) the recognition of a net intangible asset of Ps.6,877.9 million, ii) goodwill of Ps.887.2 million (net of an impairment of Ps.4,719.1 million), iii) deferred taxes of Ps.687.8 million, and iv) a minority interest of Ps.5,677.3 million within stockholders' equity.

Furthermore, the valuation of ASUR’s investment in Airplan, in accordance with IFRS 3 “Business Combinations”, resulted in the following effects on the balance sheet as of June 30, 2020: i) the recognition of a net intangible asset of Ps.1,475.7 million, ii) goodwill of Ps.1,504.9, iii) deferred taxes of Ps.228.4 million, and iv) Ps.714.5 million from the recognition of bank loans at fair value.

Stockholders’ equity at the close of 2Q20 was Ps.42,931.0 million and total liabilities were Ps.20,674.5 million, representing 67.5% and 32.5% of total assets, respectively. Deferred liabilities represented 16.6% of ASUR’s total liabilities.

Total Debt at quarter-end increased 13.3% to Ps.15,537.8 from Ps.13,712.9 million on December 31, 2019, mainly reflecting the depreciation of the peso against the US dollar and a drawdown of US$10.0 million from the working capital line of credit in Puerto Rico. On June 30, 2020, 25.7% of ASUR’s total debt was denominated in Mexican pesos, 54.3% in U.S. Dollars (at Aerostar in Puerto Rico) and 20.0% in Colombian pesos.

Principal payments of Ps.388.3 million, or 2.5% of Total Debt, matures in 2H20, with 5.2% of Total Debt maturing in 2021.

Net Debt-to-LTM EBITDA stood at 1.1x at the close of 2Q20, while the Interest Coverage ratio was 6.2x. This compares with Net Debt-to-LTM EBITDA of 0.9x and an Interest Coverage Ratio of 9.6x at June 30, 2019.

Table 5: Consolidated Debt Indicators
	June 30, 2019	December 31, 2019	June 30, 2020
Leverage
Total Debt/ LTM EBITDA (Times) [1]	1.4	1.3	2.0
Total Net Debt/ LTM EBITDA (Times) [2]	0.9	0.7	1.1
Interest Coverage Ratio [3]	9.6	10.8	6.2
Total Debt	14,146,557	13,712,893	15,537,825
Short-term Debt	441,002	549,607	551,894
Long-term Debt	13,705,555	13,163,286	14,985,931
Cash & Cash Equivalents	4,851,261	6,192,679	7,124,097
Total Net Debt [4]	9,295,296	7,520,214	8,413,728

[1] The Total Debt-to-EBITDA Ratio is calculated as ASUR’s interest-bearing liabilities divided by its EBITDA.
[2] The Total Net Debt-to-EBITDA Ratio is calculated as ASUR’s interest-bearing liabilities, minus Cash & Cash Equivalents, divided by its EBITDA.
[3] The Interest Coverage Ratio is calculated as ASUR’s EBIT divided by its interest expenses.
[4] Total Net Debt is calculated as Total Debt minus Cash & Cash Equivalents.
ASUR 2Q20 Page 9 of 28

Table 6: Consolidated Debt Profile (millions)*
	Airport	Payment of principal	Currency	Interest Rate	Amortization
					2020	2021 /23	2024 /35	Total
5 Yr-Syndicated Credit Facility	Cancun	To the expiration	$PMx	TIIE + 1.25%	-	2,000.0	-	2,000.0
7 Yr-Syndicated Credit Facility	Cancun	Semi-Annual Amort.	$PMx	TIIE + 1.25%	20.0	1,860.0	120.0	2,000.0
22 Yr-Senior Note 2035	San Juan	Semi-Annual Amort.	US$	5.75%	9.3	31.0	277.2	317.5
20 Yr-Senior Note 2035	San Juan	Semi-Annual Amort.	US$	6.75%	1.4	4.4	39.6	45.4
1 Yr-Revolver	San Juan	To the expiration	US$	Libor + 250 bps	-	10.0	-	10.0
12 Yr-Syndicated Credit Facility	Colombia	Qtly. Amort.	$COP	DTF[1] + 4	6,750.0	44,250.0	81,000.0	132,000.0
12 Yr-Syndicated Credit Facility	Colombia	Qtly. Amort.	$COP	DTF[1] + 4	4,590.0	30,090.0	55,077.0	89,757.0
12 Yr-Syndicated Credit Facility	Colombia	Qtly. Amort.	$COP	DTF[1] + 4	4,050.0	26,550.0	48,600.0	79,200.0
12 Yr-Syndicated Credit Facility	Colombia	Qtly. Amort.	$COP	DTF[1] + 4	1,665.0	10,915.0	19,980.0	32,560.0
12 Yr-Syndicated Credit Facility	Colombia	Qtly. Amort.	$COP	DTF[1] + 4	1,665.0	10,915.0	19,980.0	32,560.0
12 Yr-Syndicated Credit Facility	Colombia	Qtly. Amort.	$COP	DTF[1] + 4	360.0	2,360.0	4,320.0	7,040.0
12 Yr-Syndicated Credit Facility	Colombia	Qtly. Amort.	$COP	DTF[1] + 4	360.0	2,360.0	4,320.0	7,040.0
12 Yr-Syndicated Credit Facility	Colombia	Qtly. Amort.	$COP	DTF[1] + 4	360.0	2,360.0	4,320.0	7,040.0
*Expressed in the original currency of each loan.

Note: The syndicated loans in Mexico were incurred in October 2017, the issuances of the Puerto Rico bonds were executed in March 2013 and June 2015, respectively, and the syndicated loan in Colombia was incurred in June 2015 with a grace period of three years.

[1] DTF is an average 90-day rate to which the loans in Colombia are pegged.

Capex

Capex during 2Q20 amounted to Ps.613.6 million. Of this amount, Ps.474.7 million reflect the Company’s plan to modernize its Mexican airports pursuant to its master development plans, Ps.137.7 million were utilized by Aerostar in Puerto Rico, and Ps.1.2 million by Airplan in Colombia. This compares with Ps.170.8 million invested in 2Q19, of which Ps.53.8 million was invested in Mexico, Ps.57.7 million in Puerto Rico and Ps.59.3 million in Colombia.

During the first six months of 2020, ASUR invested a total of Ps.967.3 million, of which Ps.713.5 million were allocated to Mexico, Ps.251.4 million to Puerto Rico and Ps.2.4 million to Colombia. This compares to Ps.441.1 million invested in the same period of 2019, of which Ps.202.8 million were allocated to Mexico, Ps.179.0 million to Puerto Rico and Ps.59.3 million to Colombia.

ASUR 2Q20 Page 10 of 28

Review of Mexico Operations

Table 7: Mexico Revenues & Commercial Revenues Per Passenger
	Second Quarter		% Chg	Six-Months		% Chg
	2019	2020		2019	2020
Total Passengers (in thousands)	8,761	513	(94.1)	17,519	8,570	(51.1)

Total Revenues	2,777,678	1,042,783	(62.5)	5,570,097	3,867,988	(30.6)
Aeronautical Services	1,615,807	81,446	(95.0)	3,213,359	1,568,750	(51.2)
Non-Aeronautical Services	1,122,059	225,518	(79.9)	2,302,736	1,431,267	(37.8)
Construction Revenues	39,812	735,819	1,748.2	54,002	867,971	1,507.3
Total Revenues Excluding Construction Revenues	2,737,866	306,964	(88.8)	5,516,095	3,000,017	(45.6)

Total Commercial Revenues	1,011,015	154,159	(84.8)	2,080,724	1,243,409	(40.2)
Commercial Revenues from Direct Operations	208,197	8,815	(95.8)	419,049	187,801	(55.2)
Commercial Revenues Excluding Direct Operations	802,818	145,344	(81.9)	1,661,675	1,055,608	(36.5)

Total Commercial Revenues per Passenger	115.4	300.5	160.4	118.8	145.1	22.2
Commercial Revenues from Direct Operations per Passenger [1]	23.8	17.2	(27.7)	23.9	21.9	(8.4)
Commercial Revenues Excluding Direct Operations per Passenger	91.6	283.3	209.2	94.9	123.2	29.9

Note: For purpose of this table, approximately 33.8 and 8.1 thousand transit and general aviation passengers are included in 2Q19 and 2Q20, respectively, while 68.6 and 45.0 thousand transit and general aviation passengers are included in 6M19 and 6M20.

[1] Represents ASUR’s operations in convenience stores in Mexico.

Mexico Revenues

Mexico Revenues for 2Q20 declined 62.5% YoY to Ps.1,042.8 million.

Excluding construction, revenues declined 88.8% YoY, reflecting reductions of 95.0% in revenues from aeronautical services and 79.9% in revenues from non-aeronautical services, principally due to the 94.1% decline in passenger traffic attributable to COVID-19.

Commercial Revenues declined 84.8% YoY, principally reflecting the 94.1% contraction in passenger traffic, as shown in Table 8. As a result, Commercial Revenues per Passenger for 2Q20 were Ps.300.5 compared to Ps.115.4 in 2Q19.

ASUR classifies commercial revenues as those derived from the following activities: duty-free stores, car rentals, retail operations, banking and currency exchange services, advertising, teleservices, non-permanent ground transportation, food and beverage operations, parking lot fees, and other.

As shown in Table 9, during the last 12 months, ASUR opened a total of 3 new commercial spaces, of which two are located at Cancun Airport and one at Oaxaca Airport. More details of these openings can be found on page 23 of this report.

Table 8: Mexico Commercial Revenue Performance			Table 9: Mexico Summary Retail and Other Commercial Space Opened since June 30, 2019
Business Line	YoY Chg		Type of Commercial Space [1]	# Of Spaces Opened
	2Q20	6M20	Cancun	2
Teleservices	(19.0%)	3.3%
Other Revenue	(55.4%)	(26.1%)	Retail Operations	1
Car Rental Revenues	(75.1%)	(40.5%)	Other Revenue	1
Advertising Revenues	(75.1%)	(40.5%)	8 Others Airport	1
Banking and Currency Exchange Services	(75.6%)	(29.7%)	Retail Operations	1
Parking Lot Fees	(83.7%)	(40.8%)	Mexico	3
Food and Beverage Operations	(86.5%)	(41.4%)
Retail Operations	(88.3%)	(43.4%)
Duty Free	(94.2%)	(43.1%)	[1] Only includes new stores opened during the period and excludes remodelings or contract renewals.
Ground Transportation	(98.0%)	(51.8%)
Total Commercial Revenues	(84.8%)	(40.2%)

ASUR 2Q20 Page 11 of 28

Mexico Operating Costs and Expenses

Table 10: Mexico Operating Costs & Expenses

	Second Quarter		% Chg	Six-Months		% Chg
	2019	2020		2019	2020
Cost of Services	494,376	386,048	(21.9)	928,397	826,753	(10.9)
Administrative	60,555	54,462	(10.1)	120,879	118,415	(2.0)
Technical Assistance	102,946	(7,332)	n/a	211,028	96,283	(54.4)
Concession Fees	125,056	16,076	(87.1)	248,915	132,039	(47.0)
Depreciation and Amortization	171,948	182,192	6.0	343,006	360,747	5.2
Operating Costs and Expenses Excluding Construction Costs	954,881	631,446	(33.9)	1,852,225	1,534,237	(17.2)
Construction Costs	39,812	735,819	1,748.2	54,002	867,971	1,507.3
Total Operating Costs & Expenses	994,693	1,367,265	37.5	1,906,227	2,402,208	26.0

Total Mexico Operating Costs and Expenses for 2Q20 increased 37.5% YoY, principally reflecting higher construction costs in the quarter, which rose to Ps.735.8 million from Ps.39.8 million in 2Q19 due to increased levels of capital improvements made to concessioned assets during the period.

Excluding construction costs, operating costs and expenses declined 33.9% to Ps.631.4 million, reflecting lower energy and maintenance expenses as a result of the temporary closing of Terminals 2 and 3 at Cancun Airport, together with lower cost of sales at the stores operated directly by ASUR. Lower technical assistance and concession fees also contributed to this decline. These reductions more than offset higher provisions for uncollectible accounts as a result of COVID-19.

Cost of Services declined 21.9% YoY, mainly reflecting declines in energy and maintenance expenses reflecting the temporary closure of Terminals 2 and 3 at Cancun Airport, together with lower cost of sales at stores operated directly by ASUR. This was partially offset by a higher provision for uncollectible accounts reflecting the impact of COVID-19.

Administrative Expenses declined 10.1% YoY.

The decline in the Technical Assistance fee paid to ITA reflects lower EBITDA in Mexico, excluding extraordinary items, a factor in the calculation of the fee.

Concession Fees, which include fees paid to the Mexican government, declined 87.1%, mainly as a result of the reduction in regulated revenues, a factor in the calculation of the concession fee.

Depreciation and Amortization increased 6.0% YoY, reflecting higher investments to date as well as the impact from the recognition of lease accounting, per IFRS 16.

Mexico Consolidated Comprehensive Financing Gain (Loss)

Table 11: Mexico Comprehensive Financing Gain (Loss)

	Second Quarter		% Chg	Six-Months		% Chg
	2019	2020		2019	2020
Interest Income	96,163	81,900	(14.8)	186,015	160,564	(13.7)
Interest Expense	(102,007)	(76,479)	(25.0)	(207,366)	(174,176)	(16.0)
Foreign Exchange Gain (Loss), Net	8,275	(2,424)	n/a	(10,010)	534,887	n/a
Total	2,431	2,997	23.3	(31,361)	521,275	n/a

ASUR’s Mexico operations reported a Ps.3.0 million Comprehensive Financing Gain in 2Q20, compared to a Ps.2.4 million Comprehensive Financing Gain in 2Q19. This was mainly due to a 25.0% YoY, or Ps.25.5 million, decline in interest expenses reflecting the decline in the TIIE interest rate, which more than offset the 14.8% reduction in interest income.

In addition, in 2Q20 the Company reported a Ps.2.4 million foreign exchange loss, resulting from the 0.6% average quarterly appreciation of the Mexican peso (1.7% at quarter-end) during 2Q20 against the U.S. dollar on a higher foreign currency net asset position. This compares with an Ps.8.3 million foreign exchange gain in 2Q19, resulting from the 1.3% average quarterly appreciation of the Mexican peso during that period (0.9% at quarter-end) in the quarter and a lower foreign currency net asset position.

ASUR 2Q20 Page 12 of 28

Mexico Operating Profit (Loss) and EBITDA

Table 12: Mexico Profit & EBITDA

	Second Quarter		% Chg	Six-Months		% Chg
	2019	2020		2019	2020
Total Revenue	2,777,678	1,042,783	(62.5)	5,570,097	3,867,988	(30.6)
Total Revenues Excluding Construction Revenues	2,737,866	306,964	(88.8)	5,516,095	3,000,017	(45.6)
Operating Profit	1,782,985	(324,482)	n/a	3,663,870	1,465,780	(60.0)
Operating Margin	64.2%	(31.1%)	n/a	65.8%	37.9%	(2788 bps)
Adjusted Operating Margin [1]	65.1%	(105.7%)	n/a	66.4%	48.9%	(1756 bps)
Net Profit [2]	1,251,252	(287,313)	n/a	2,561,060	1,413,457	(44.8)
EBITDA	1,954,932	(140,056)	n/a	4,006,876	1,828,761	(54.4)
EBITDA Margin	70.4%	(13.4%)	n/a	71.9%	47.3%	(2466 bps)
Adjusted EBITDA Margin [3]	71.4%	(45.6%)	n/a	72.6%	61.0%	(1168 bps)

[1] Adjusted Operating Margin excludes the effect of IFRIC 12 with respect to the construction or improvements to concessioned assets, and is equal to operating profit divided by total revenues less construction services revenues.

[2] This result includes gains from the participation in Aerostar of Ps.109.1 million and Ps.268.5 million in 2Q20 and 2Q19, respectively. Airplan in Colombia contributed with gains of Ps.61.1 million and Ps.89.1 million in 2Q20 and 2Q19, respectively.

[3] Adjusted EBITDA Margin excludes the effect of IFRIC 12 with respect to the construction or improvements to concessioned assets, and is calculated by dividing EBITDA by total revenues less construction services revenues.

Mexico reported an Operating Loss of Ps.324.5 million in 2Q20, resulting in a negative Operating Margin of 31.1%. This compares with an Operating Profit of Ps.1,783.0 million and Operating Margin of 64.2% in 2Q19.

Adjusted Operating Margin in 2Q20, which excludes the effect of IFRIC 12 with respect to the construction of or improvements to concessioned assets and which is calculated as operating profit divided by total revenues excluding construction services revenues, was negative 105.7%, compared to 65.1% in 2Q19.

EBITDA declined by Ps.2,095.0 million, to negative Ps.140.1 million in 2Q20 from Ps.1,954.9 million in 2Q19, resulting in a negative EBITDA Margin of 13.4% in 2Q20, compared with 70.4% in 2Q19.

During 2Q20, ASUR’s operations in Mexico recognized Ps.735.8 million in “Construction Revenues,” compared with Ps.39.8 million in 2Q19, reflecting higher capital expenditures and investments in concessioned assets.

Adjusted EBITDA Margin in 2Q20, which excludes the effect of IFRIC 12 with respect to the construction of or improvements to concessioned assets, was negative 45.6% in 2Q20 compared with 71.4% in 2Q19.

Mexico Tariff Regulation

The Mexican Ministry of Communications and Transportation regulates the majority of ASUR’s activities by setting maximum rates, which represent the maximum possible revenues allowed per traffic unit at each airport.

ASUR’s accumulated regulated revenues at its Mexican operations, as of June 30, 2020, totaled Ps.85.1 million, with an average tariff per workload unit of Ps.191.8 (December 2018 pesos), accounting for approximately 56.7% of total Mexico income (excluding construction income) for the period.

The Mexican Ministry of Communications and Transportation reviews compliance with maximum rate regulations at the close of each year.

Mexico Capital Expenditures

During 2Q20, ASUR’s operations in Mexico made capital investments of Ps.474.7 million in connection with the Company’s plan to modernize its Mexican airports pursuant to its master development plans. This compares with capex of Ps.53.8 million in 2Q19.

Accumulated capital expenditures in the first six months of 2020 amounted to Ps.713.5 million, compared with Ps.202.8 million during the same period in 2019.

ASUR 2Q20 Page 13 of 28

Review of Puerto Rico Operations

The following discussion compares Aerostar’s independent results for the three-and six-month periods ended June 30, 2019 and 2020.

As of June 30, 2020, the valuation of ASUR’s investment in Aerostar, in accordance with IFRS 3 "Business Combinations", resulted in the following effects on the balance sheet: i) the recognition of a net intangible asset of Ps.6,877.9 million, ii) goodwill of Ps.887.2 (net of an impairment of Ps.4,719.1 million), iii) deferred taxes of Ps.687.8 million, and iv) a minority interest of Ps.5,677.3 million within stockholders' equity.

Table 13: Puerto Rico Revenues & Commercial Revenues Per Passenger
In thousands of Mexican pesos
	Second Quarter		% Chg	Six-Months		% Chg
	2019	2020		2019	2020
Total Passenger (in thousands)	2,417	336	(86.1)	4,718	2,542	(46.1)

Total Revenues	784,432	672,269	(14.3)	1,636,691	1,546,216	(5.5)
Aeronautical Services	460,152	440,371	(4.3)	915,668	933,961	2.0
Non-Aeronautical Services	279,456	111,296	(60.2)	553,816	392,534	(29.1)
Construction Revenues	44,824	120,602	169.1	167,207	219,721	31.4
Total Revenues Excluding Construction Revenues	739,608	551,667	(25.4)	1,469,484	1,326,495	(9.7)

Total Commercial Revenues	276,570	109,781	(60.3)	548,143	388,440	(29.1)
Commercial Revenues from Direct Operations	61,535	13,570	(77.9)	120,193	75,209	(37.4)
Commercial Revenues Excluding Direct Operations	215,035	96,211	(55.3)	427,950	313,231	(26.8)

Total Commercial Revenues per Passenger	114.4	327.1	185.9	116.2	152.8	31.5
Commercial Revenues from Direct Operations per Passenger [1]	25.5	40.4	58.8	25.5	29.6	16.1
Commercial Revenues Excluding Direct Operations per Passenger	89.0	286.7	222.3	90.7	123.2	35.8
Figures in pesos at the average exchange rate Ps.23.3371 = US. 1.00 [1] Represents ASUR´s operations in convenience stores in Puerto Rico.

Puerto Rico Revenues

Total Puerto Rico Revenues for 2Q20 declined 14.3% YoY to Ps.672.3 million. Excluding construction services, revenues declined 25.4%, mainly due to the following YoY decreases:

•	4.3% in revenues from aeronautical services; and
•	60.2% in revenues from non-aeronautical services, principally due to the 86.1% decline in passenger traffic.

By contrast, construction services revenues increased 169.1% YoY reflecting higher capital investments in 2Q20.

Commercial Revenues per Passenger reached Ps.327.1 in 2Q20, compared with Ps.114.4 in 2Q19, mainly reflecting the 86.1% decline in passenger traffic.

Nine commercial spaces were opened at LMM Airport over the last 12 months, as shown in Table 15. More details of these openings can be found on page 23 of this report.

ASUR classifies commercial revenues as those derived from the following activities: duty-free stores, car rentals, retail operations, advertising, non-permanent ground transportation, food and beverage operations, parking lot fees, banking and currency exchange services, and other.

ASUR 2Q20 Page 14 of 28

Table 14: Puerto Rico Commercial Revenue Performance			Table 15: Puerto Rico Summary Retail and Other Commercial Space Opened since June 30, 2019
Business Line	YoY Chg		Type of Commercial Space [1]	# of Spaces Opened
	2Q20	6M20
Banking and Currency Exchange Services	19.8%	19.6%	Retail Operations	4
Duty Free	(3.6%)	(4.8%)	Duty Free	3
Food and Beverage Operations	(21.3%)	(4.9%)	Food and Beverage Operations	1
Other Revenue	(51.7%)	(29.3%)	Banking and Currency Exchange Services	1
Advertising Revenues	(62.5%)	73.1%	Total Commercial Spaces	9
Car Rental Revenues	(63.4%)	(31.2%)
Parking Lot Fees	(71.3%)	(38.8%)
Retail Operations	(77.0%)	(37.7%)	[1] Only includes new stores opened during the period and excludes remodelings or contract renewals.
Ground Transportation	(77.3%)	(32.3%)
Total Commercial Revenues	(60.3%)	(29.1%)

Puerto Rico Operating Costs and Expenses

Table 16: Puerto Rico Operating Costs & Expenses
In thousands of Mexican pesos
	Second Quarter		% Chg	Six-Months		% Chg
	2019	2020		2019	2020
Cost of Services	327,107	324,808	(0.7)	643,284	674,126	4.8
Concession Fees	34,896	29,683	(14.9)	69,989	67,013	(4.3)
Depreciation and Amortization	167,633	204,802	22.2	327,273	388,452	18.7
Operating Costs and Expenses Excluding Construction Costs	529,636	559,293	5.6	1,040,546	1,129,591	8.6
Construction Costs	44,824	120,602	169.1	167,207	219,721	31.4
Total Operating Costs & Expenses	574,460	679,895	18.4	1,207,753	1,349,312	11.7

Figures in pesos at the average exchange rate of Ps.23.3371 = US. 1.00

Total Operating Costs and Expenses at LMM Airport in 2Q20 increased 18.4% YoY to Ps.679.9 million. Construction costs in 2Q20 increased 169.1% to Ps.120.6 million from Ps.44.8 million in 2Q19.

Excluding construction costs, operating costs and expenses increased 5.6% YoY to Ps.559.3 million, mainly due to higher depreciation and amortization expenses, reflecting the FX conversion impact as the average Mexican peso exchange rate fluctuated to Ps.23.3 per dollar in 2Q20, compared to Ps.19.1 per dollar in 2Q19.

Cost of Services declined 0.7% YoY, or Ps.2.3 million.

Concession Fees paid to the Puerto Rican government declined Ps.14.9 million YoY, in line with the concession agreement.

Depreciation and Amortization increased 22.2% YoY, or Ps.37.2 million, mainly reflecting the FX translation impact resulting from the average depreciation of the Mexican peso against the average US dollar as described above.

Puerto Rico Comprehensive Financing Gain (Loss)

Table 17: Puerto Rico Comprehensive Financing Gain (Loss)
In thousands of Mexican pesos
	Second Quarter		% Chg	Six-Months		% Chg
	2019	2020		2019	2020
Interest Income	3,127	362	(88.4)	6,986	2,754	(60.6)
Interest Expense	(124,480)	(135,611)	8.9	(252,570)	(255,887)	1.3
Total	(121,353)	(135,249)	11.5	(245,584)	(253,133)	3.1

Figures in pesos at the average exchange rate Ps.23.3371 = US. 1.00

ASUR 2Q20 Page 15 of 28

During 2Q20, LMM Airport reported a Ps.135.2 million Comprehensive Financing Loss, compared with a Ps.121.4 million loss in 2Q19, mainly reflecting the FX conversion impact in connection with the depreciation of the Mexican peso against the US dollar.

On February 22, 2013, and as part of the financing of its concession agreement, Aerostar entered into a subordinated term loan with Cancun Airport in the amount of US$100.0 million at an annual interest rate of LIBOR plus 2.1%, payable each July 1 and January 1, and with no fixed maturity date. As of June 30, 2020, the remaining balance was US$20.1 million, including capitalized interest.

On March 22, 2013, Aerostar carried out a private bond placement for a total of US$350.0 million to finance a portion of the Concession Agreement payment to the Puerto Rico Ports Authority and certain other costs and expenditures associated with it.

On June 24, 2015, Aerostar carried out a private bond placement for a total of US$50.0 million. In December 2015, Aerostar also contracted a line of revolving credit. On April 1, 2020, Aerostar drew down US$10.0 million from this line of revolving credit for working capital purposes.

All long-term debt is collateralized by Aerostar’s total assets.

Puerto Rico Operating Profit and EBITDA

Table 18: Puerto Rico Profit & EBITDA
In thousands of Mexican pesos
	Second Quarter		% Chg	Six-Months		% Chg
	2019	2020		2019	2020
Total Revenue	784,432	672,269	(14.3)	1,636,691	1,546,216	(5.5)
Total Revenues Excluding Construction Revenues	739,608	551,667	(25.4)	1,469,484	1,326,495	(9.7)
Other Revenues	162,630	41,133	(74.7)	204,074	164,874	(19.2)
Operating Profit	372,602	33,507	(91.0)	633,012	361,778	(42.8)
Operating Margin	47.5%	5.0%	(4252 bps)	38.7%	23.4%	(1528 bps)
Adjusted Operating Margin[1]	50.4%	6.1%	(4430 bps)	43.1%	27.3%	(1580 bps)
Net Income	241,913	(113,033)	n/a	368,668	88,380	(76.0)
EBITDA	541,968	238,310	(56.0)	962,018	750,230	(22.0)
EBITDA Margin	69.1%	35.4%	(3364 bps)	58.8%	48.5%	(1026 bps)
Adjusted EBITDA Margin[2]	73.3%	43.2%	(3008 bps)	65.5%	56.6%	(891 bps)
Figures in pesos at the average exchange rate Ps.23.3371 = US$1.00

[1] Adjusted Operating Margin excludes the effect of IFRIC 12 with respect to the construction or improvements to concessioned assets, and is equal to operating profit divided by total revenues less construction services revenues.

[2] Adjusted EBITDA Margin excludes the effect of IFRIC 12 with respect to the construction or improvements to concessioned assets, and is calculated by dividing EBITDA by total revenues less construction services revenues.

Operating Profit at Puerto Rico in 2Q20 declined to Ps.91.0 million, with an Operating Margin of 5.0%. This compares with 47.5% in 2Q19. This was mainly due to the 60.2% decline in non-aeronautical revenues resulting from the sharp contraction in passenger traffic from the impact of COVID-19.

During 2Q20 and 2Q19, results benefited from insurance recoveries in connection with Hurricane Maria of Ps.35.2 million and Ps.162.6 million, respectively. Excluding the non-recurring insurance recoveries described above, Operating Margin would have been 30.2% in 2Q20 and 48.4% in 2Q19.

EBITDA declined 56.0% to Ps.238.3 million from Ps.542.0 million in 2Q19. EBITDA Margin declined to 35.4% from 69.1% in 2Q19, while the Adjusted EBITDA Margin (which excludes IFRIC 12) declined to 43.2% in 2Q20 from 73.3% in 2Q19. Excluding the non-recurring insurance recoveries described above, Adjusted EBITDA margin would have been 36.8% in 2Q20, compared with 51.3% in 2Q19.

Puerto Rico Capital Expenditures

During 2Q20, Aerostar invested Ps.137.7 million to modernize LMM Airport, compared with investments of Ps.57.7 million in 2Q19. Accumulated investments in the first six months of 2020 amounted to Ps.251.5 million compared to Ps.179.0 million in the year-ago period.

ASUR 2Q20 Page 16 of 28

Puerto Rico Tariff Regulation

The Airport Use Agreement signed by Aerostar, the airlines serving LMM Airport, and the Puerto Rico Ports Authority govern the relationship between Aerostar and the principal airlines serving LMM Airport. The agreement entitles Aerostar to an annual contribution from the airlines of US$62.0 million during the first five years of the term. From year six onwards, the total annual contribution for the prior year increases in accordance with an adjusted consumer price index factor based on the U.S. non-core consumer price index. The annual fee is divided between the airlines that operate at LMM Airport in accordance with the regulations and structure defined under the Airport Use Agreement to establish the contribution of each airline for each particular year.

Review of Colombia Operations

The following discussion compares Airplan's independent results for the three-and six-month periods ended June 30, 2019 and 2020.

The valuation of ASUR’s investment in Airplan, in accordance with IFRS 3 "Business Combinations", resulted in the following effects on the balance sheet as of June 30, 2020: i) the recognition of a net intangible asset of Ps.1,475.7 million, ii) goodwill of Ps.1,504.9, iii) deferred taxes of Ps.228.4 million, and iv) Ps.714.5 million from the recognition of bank loans at fair value.

Table 19: Colombia Revenues & Commercial Revenues Per Passenger
In thousands of Mexican pesos
	Second Quarter		% Chg	Six-Months		% Chg
	2019	2020		2019	2020
Total Passengers (in thousands)	2,925	8	(99.7)	5,736	2,736	(52.3)

Total Revenues	507,269	51,953	(89.8)	963,941	509,797	(47.1)
Aeronautical Services	349,129	11,950	(96.6)	672,203	327,128	(51.3)
Non-Aeronautical Services	120,897	38,772	(67.9)	232,367	180,280	(22.4)
Construction Revenues	37,243	1,231	(96.7)	59,371	2,389	(96.0)
Total Revenues Excluding Construction Revenues	470,026	50,722	(89.2)	904,570	507,408	(43.9)
Total Commercial Revenues	118,862	38,772	(67.4)	228,818	180,325	(21.2)
Total Commercial Revenues per Passenger	40.6	4,630.6	11,305.4	39.9	65.9	65.2
Figures in pesos at an average exchange rate of COP164.7253 = Ps.1.00 Mexican pesos.

Note: For purpose of this table, approximately 56.2 and 3.0 thousand transit and general aviation passengers are included in 2Q19 and 2Q20, while 121.0 and 60.9 thousand transit and general aviation passengers are included in 6M19 and 6M20.

Colombia Revenues

Total Colombia Revenues for 2Q20 declined 89.8% YoY to Ps.52.0 million. Excluding construction services, revenues decreased 89.2%, reflecting declines of 67.9% in revenues from non-aeronautical services, principally due to the 67.4% drop in commercial revenues and the 96.6% decline in revenues from aeronautical services, both reflecting the 99.7% decline in passenger traffic due to COVID-19.

Commercial Revenues per Passenger was Ps.4,630.6 compared with Ps.40.6 in 2Q19, mainly reflecting decreases in passenger traffic and commercial revenues as discussed above.

As shown in Table 21, during the last twelve months, 48 new commercial spaces were opened in Colombia. More details of these openings can be found on pages 23 and 24 of this report.

ASUR classifies commercial revenues as those derived from the following activities: duty-free stores, car rentals, retail operations, advertising, non-permanent ground transportation, food and beverage operations, parking lot fees, teleservices, banking and currency exchange services, and other.

ASUR 2Q20 Page 17 of 28

Table 20: Colombia Commercial Revenue Performance			Table 21: Colombia Summary Retail and Other Commercial Space Opened since June 30, 2019
Business Line	YoY Chg		Type of Commercial Space [1]	# of Spaces Opened
	2Q20	6M20
Teleservices	(13.6%)	3.7%	Retail Operations	41
Other Revenue	(44.4%)	(15.5%)	Other Revenue	4
Banking and Currency Exchange Services	(63.7%)	(9.8%)	Food and Beverage	2
Duty Free	(79.1%)	10.2%	Car Rental Revenues	0
Car Rental Revenues	(88.0%)	14.2%	Banking and Currency Exchange Services	0
Food and Beverage Operations	(89.7%)	(27.5%)	Teleservices	1
Parking Lot Fees	(94.8%)	(46.7%)	Total Commercial Spaces	48
Retail Operations	(96.5%)	(23.1%)
Ground Transportation	(98.3%)	4.4%	[1] Only includes new stores opened during the period and excludes remodelings or contract renewals.
Advertising Revenues	(99.1%)	(54.1%)
Total Commercial Revenues	(67.4%)	(21.2%)

Colombia Costs & Expenses

Table 22: Colombia Costs & Expenses
In thousands of Mexican pesos
	Second Quarter		% Chg	Six-Months		% Chg
	2019	2020		2019	2020
Cost of Services	129,613	87,277	(32.7)	289,562	190,771	(34.1)
Technical Assistance	1,494	803	(46.3)	2,848	2,292	(19.5)
Concession Fees	90,770	9,706	(89.3)	173,095	98,617	(43.0)
Depreciation and Amortization	155,852	123,803	(20.6)	271,246	241,010	(11.1)
Operating Costs and Expenses Excluding Construction Costs	377,729	221,589	(41.3)	736,751	532,690	(27.7)
Construction Costs	37,243	1,231	(96.7)	59,371	2,389	(96.0)
Total Operating Costs & Expenses	414,972	222,820	(46.3)	796,122	535,079	(32.8)
Figures in pesos at an average exchange rate of COP164.7253 = Ps.1.00 Mexican pesos.

Total Operating Costs and Expenses in Colombia declined 46.3% YoY to Ps.222.8 million in 2Q20. Excluding construction costs, operating costs and expenses declined 41.3% YoY to Ps.221.6 million.

Cost of Services declined 32.7% YoY, or Ps.42.3 million, mainly reflecting savings in maintenance, energy and security expenses, as well as in professional fees, as a result of COVID-19.

Construction Costs declined 96.7% YoY, or Ps.36.0 million, reflecting lower investments in complementary works to concessioned assets during the period compared to the prior year.

Concession Fees, which include fees paid to the Colombian government, declined 89.3% YoY, mainly reflecting the contraction in regulated and non-regulated revenues during the period.

Depreciation and Amortization declined Ps.20.6 million, principally reflecting the FX translation impact from the devaluation of the Colombian peso against the Mexican peso.

Colombia Comprehensive Financing Gain (Loss)

Table 23: Colombia, Comprehensive Financing Gain (Loss)
In thousands of Mexican pesos
	Second Quarter		% Chg	Six-Months		% Chg
	2019	2020		2019	2020
Interest Income	4,224	6,426	52.1	38,771	14,272	(63.2)
Interest Expense	(62,881)	(54,808)	(12.8)	(130,935)	(115,224)	(12.0)
Foreign Exchange Gain (Loss), Net	16	117	631.3	202	(523)	n/a
Total	(58,641)	(48,265)	(17.7)	(91,962)	(101,475)	10.3
Figures in pesos at an average exchange rate of COP164.7253 = Ps.1.00 Mexican pesos.

ASUR 2Q20 Page 18 of 28

During 2Q20, Airplan reported a Ps.48.3 million Comprehensive Financing Loss, compared with a Ps.58.6 million loss in 2Q19, mainly reflecting a 12.8% YoY decrease in interest expenses as the Company paid down Ps.90.2 million in debt in 2Q20.

On June 1, 2015, Airplan entered into 12-Year Syndicated Loan Facility with eight banks, with a 3-year grace period and a net balance of Ps.3,106.4 million as of June 30, 2020, following a Ps.90.2 million principal payment during 2Q20.

Colombia Operating Profit (Loss) and EBITDA

Table 24: Colombia Profit & EBITDA
In thousands of Mexican pesos
	Second Quarter		% Chg	Six-Months	% Chg
	2019	2020		2019	2020
Total Revenue	507,269	51,953	(89.8)	963,941	509,797	(47.1)
Total Revenues Excluding Construction Revenues	470,026	50,722	(89.2)	904,570	507,408	(43.9)
Operating Profit	92,297	(170,867)	n/a	167,819	(25,282)	n/a
Operating Margin	18.2%	(328.9%)	n/a	17.4%	(5.0%)	n/a
Adjusted Operating Margin[1]	19.6%	(336.9%)	n/a	18.6%	(5.0%)	n/a
Net Profit	30,341	(165,151)	n/a	112,928	(102,398)	n/a
EBITDA	248,149	(47,064)	n/a	439,064	215,728	(50.9)
EBITDA Margin	48.9%	(90.6%)	n/a	45.5%	42.3%	(323 bps)
Adjusted EBITDA Margin[2]	52.8%	(92.8%)	n/a	48.5%	42.5%	(602 bps)
Figures in pesos at an average exchange rate of COP164.7253 = Ps.1.00 Mexican pesos.

[1] Adjusted Operating Margin excludes the effect of IFRIC 12 with respect to the construction or improvements to concessioned assets, and is equal to operating profit divided by total revenues less construction services revenues.

[2] Adjusted EBITDA Margin excludes the effect of IFRIC 12 with respect to the construction or improvements to concessioned assets, and is calculated by dividing EBITDA by total revenues less construction services revenues.

ASUR’s operations in Colombia reported an Operating Loss of Ps.170.9 million in 2Q20 resulting from the impact of COVID-19, compared with Operating Profit of Ps.92.3 million in 2Q19. The Operating Margin was negative 328.9% in 2Q20 compared to 18.2% in 2Q19. The Adjusted Operating Margin, which excludes the impact of IFRIC 12 with respect to construction of or improvements to concessioned assets, was negative 336.9% in 2Q20 compared to 19.6% in 2Q19.

During 2Q20, EBITDA was negative Ps.47.1 million with EBITDA Margin of negative 90.6%. This compares with EBITDA of Ps.248.1 million in 2Q19 and EBITDA Margin of 48.9% in 2Q19. The Adjusted EBITDA Margin, which excludes the impact of IFRIC 12 with respect to construction or improvements to concessioned assets, was negative 92.8% in 2Q20, reflecting the negative impact on revenues from COVID-19. This compares to an Adjusted EBITDA Margin of 52.9% in 2Q19.

Colombia Capital Expenditures

During 2Q20, Airplan made capital expenditures of Ps.1.2 million, compared to Ps.59.3 million in 2Q19. Accumulated capex for the first six months of 2020 was Ps.2.4 million, compared to Ps.59.3 million in the same period of 2019.

Colombia Tariff Regulation

Functions of the Special Administrative Unit of Civil Aeronautics include establishing and collecting fees, tariffs, and rights for the provision of aeronautical and airport services or those that are generated by the concessions, authorizations, licenses, or any other type of income or property. As a result, Resolution 04530, issued on September 21, 2007, establishes tariffs for the rights and the rates conceded to the concessionaire of the following airports: José María Córdova of Rionegro, Enrique Olaya Herrera of Medellín, Los Garzones of Montería, El Caraño of Quibdó, Antonio Roldán Betancourt of Carepa, and Las Brujas of Corozal. This resolution also established the methodology to update and the mechanisms to collect such fees, tariffs, and rights. Airplan's regulated revenues for 2Q20 amounted to Ps.12.0 million.

Definitions

Concession Services Agreements (IFRIC 12 interpretation). In Mexico and Puerto Rico, ASUR is required by IFRIC 12 to include in its income statement an income line, “Construction Revenues,” reflecting the revenue

ASUR 2Q20 Page 19 of 28

from construction or improvements to concessioned assets made during the relevant period. The same amount is recognized under the expense line “Construction Costs” because ASUR hires third parties to provide construction services. Because equal amounts of Construction Revenues and Construction Costs have been included in ASUR's income statement as a result of the application of IFRIC 12, the amount of Construction Revenues does not have an impact on EBITDA, but it does have an impact on EBITDA Margin. In Colombia, “Construction Revenues” include the recognition of the revenue to which the concessionaire is entitled for carrying out the infrastructure works in the development of the concession, while “Construction Costs” represents the actual costs incurred in the execution of such additions or improvements to the concessioned assets.

Majority Net Income reflects ASUR’s equity interests in each of its subsidiaries and therefore excludes the 40% interest in Aerostar that is owned by other shareholders. Other than Aerostar, ASUR owns (directly or indirectly) 100% of its subsidiaries.

EBITDA means net income before provision for taxes, deferred taxes, profit sharing, non-ordinary items, participation in the results of associates, comprehensive financing cost, and depreciation and amortization. EBITDA should not be considered as an alternative to net income, as an indicator of our operating performance or as an alternative to cash flow as an indicator of liquidity. Our management believes that EBITDA provides a useful measure that is widely used by investors and analysts to evaluate our performance and compare it with other companies. EBITDA is not defined under U.S. GAAP or IFRS and may be calculated differently by different companies.

Adjusted EBITDA Margin is calculated by dividing EBITDA by total revenues excluding construction services revenues for Mexico, Puerto Rico, and Colombia and excludes the effect of IFRIC 12 with respect to the construction or improvements to concessioned assets. ASUR is required by IFRIC 12 to include in its income statement an income line reflecting the revenue from construction or improvements to concessioned assets made during the relevant period. The same amount is recognized under the expense line “Construction Costs” because ASUR hires third parties to provide construction services. In Mexico and Puerto Rico, because equal amounts of Construction Revenues and Construction Costs have been included in ASUR's income statement as a result of the application of IFRIC 12, the amount of Construction Revenues does not have an impact on EBITDA, but it does have an impact on EBITDA Margin, as the increase in revenues that relates to Construction Revenues does not result in a corresponding increase in EBITDA. In Colombia, construction revenues do have an impact on EBITDA, as construction revenues include a reasonable margin over the actual cost of construction. Like EBITDA Margin, Adjusted EBITDA Margin should not be considered as an indicator of our operating performance or as an alternative to cash flow as an indicator of liquidity and is not defined under U.S. GAAP or IFRS and may be calculated differently by different companies.

About ASUR

Grupo Aeroportuario del Sureste, S.A.B. de C.V. (ASUR) is a leading international airport operator with a portfolio of concessions to operate, maintain, and develop 16 airports in the Americas. These comprise nine airports in southeast Mexico, including Cancun Airport, the most important tourist destination in Mexico, the Caribbean, and Latin America, and six airports in northern Colombia, including José María Córdova International Airport (Rionegro), the second busiest airport in Colombia. ASUR is also a 60% JV partner in Aerostar Airport Holdings, LLC, operator of the Luis Muñoz Marín International Airport serving the capital of Puerto Rico, San Juan. San Juan’s Airport is the island’s primary gateway for international and mainland-US destinations and was the first and currently the only major airport in the US to have successfully completed a public–private partnership under the FAA Pilot Program. Headquartered in Mexico, ASUR is listed both on the Mexican Bolsa, where it trades under the symbol ASUR, and on the NYSE in the U.S., where it trades under the symbol ASR. One ADS represents ten (10) series B shares. For more information, visit www.asur.com.mx

Analyst Coverage

In accordance with Mexican Stock Exchange Internal Rules Article 4.033.01, ASUR reports that the stock is covered by the following broker-dealers: Actinver Casa de Bolsa, Banorte, Barclays, BBVA Bancomer, BofA Merrill Lynch, BX+, Bradesco, BTG Pactual, Citi Investment Research, Credit Suisse, Goldman Sachs, Grupo Bursatil Mexicano, Grupo Financiero Monex, HSBC Securities, Intercam Casa de Bolsa, Insight Investment Research, Itau BBA Securities, INVEX, JP Morgan, Morgan Stanley, Morningstar, Nau Securities, Punto Casa de Bolsa, Santander Investment, Scotia Capital, UBS Casa de Bolsa and Vector.

Please note that any opinions, estimates or forecasts regarding the performance of ASUR issued by these analysts reflect their own views, and therefore do not represent the opinions, estimates or forecasts of ASUR or its management. Although ASUR may refer to or distribute such statements, this does not imply that ASUR agrees with or endorses any information, conclusions or recommendations included therein.

ASUR 2Q20 Page 20 of 28

Forward Looking Statements

Some of the statements contained in this press release discuss future expectations or state other forward-looking information. Those statements are subject to risks identified in this press release and in ASUR’s filings with the SEC. Actual developments could differ significantly from those contemplated in these forward-looking statements. In particular, the impact of the COVID-19 pandemic on global economic conditions and the travel industry, as well as on the business and results of operations of the Company in particular, is expected to be material, and, as conditions are changing rapidly, is difficult to predict. The forward-looking information is based on various factors and was derived using numerous assumptions. Our forward-looking statements speak only as of the date they are made and, except as may be required by applicable law, we do not have an obligation to update or revise them, whether as a result of new information, future or otherwise.

Contacts:

ASUR Adolfo Castro +1-52-55-5284-0408 acastro@asur.com.mx	InspIR Group Susan Borinelli +1-646-330-5907 susan@inspirgroup.com

- SELECTED OPERATING TABLES & FINANCIAL STATEMENTS FOLLOW –

ASUR 2Q20 Page 21 of 28

Passenger Traffic Breakdown by Airport

Mexico Passenger Traffic [1]

		Second Quarter		% Chg	Six - Months		% Chg
		2019	2020		2019	2020	
Domestic Traffic		**4,287,115**	**437,111**	**(89.8)**	**7,897,876**	**3,974,470**	**(49.7)**
CUN	Cancun	2,319,867	230,224	(90.1)	4,219,050	2,033,084	(51.8)
CZM	Cozumel	58,241	826	(98.6)	98,229	38,287	(61.0)
HUX	Huatulco	202,144	4,124	(98.0)	369,708	151,212	(59.1)
MID	Merida	657,806	59,816	(90.9)	1,228,490	646,982	(47.3)
MTT	Minatitlan	36,784	4,462	(87.9)	70,619	33,684	(52.3)
OAX	Oaxaca	247,651	25,632	(89.6)	467,244	288,964	(38.2)
TAP	Tapachula	95,239	23,625	(75.2)	180,920	120,804	(33.2)
VER	Veracruz	356,619	45,214	(87.3)	671,981	348,226	(48.2)
VSA	Villahermosa	312,764	43,188	(86.2)	591,635	313,227	(47.1)
International Traffic		**4,440,290**	**67,867**	**(98.5)**	**9,552,758**	**4,550,410**	**(52.4)**
CUN	Cancun	4,235,122	59,122	(98.6)	8,995,343	4,209,900	(53.2)
CZM	Cozumel	80,527	2,173	(97.3)	229,186	130,601	(43.0)
HUX	Huatulco	18,456	130	(99.3)	101,068	77,397	(23.4)
MID	Mérida	47,098	2,002	(95.7)	106,672	62,754	(41.2)
MTT	Minatitlan	1,951	312	(84.0)	3,725	1,955	(47.5)
OAX	Oaxaca	32,302	546	(98.3)	68,157	40,433	(40.7)
TAP	Tapachula	3,232	599	(81.5)	6,370	3,680	(42.2)
VER	Veracruz	16,441	508	(96.9)	32,406	15,965	(50.7)
VSA	Villahermosa	5,161	2,475	(52.0)	9,831	7,725	(21.4)
Total Traffic México		**8,727,405**	**504,978**	**(94.2)**	**17,450,634**	**8,524,880**	**(51.1)**
CUN	Cancun	6,554,989	289,346	(95.6)	13,214,393	6,242,984	(52.8)
CZM	Cozumel	138,768	2,999	(97.8)	327,415	168,888	(48.4)
HUX	Huatulco	220,600	4,254	(98.1)	470,776	228,609	(51.4)
MID	Merida	704,904	61,818	(91.2)	1,335,162	709,736	(46.8)
MTT	Minatitlan	38,735	4,774	(87.7)	74,344	35,639	(52.1)
OAX	Oaxaca	279,953	26,178	(90.6)	535,401	329,397	(38.5)
TAP	Tapachula	98,471	24,224	(75.4)	187,290	124,484	(33.5)
VER	Veracruz	373,060	45,722	(87.7)	704,387	364,191	(48.3)
VSA	Villahermosa	317,925	45,663	(85.6)	601,466	320,952	(46.6)

US Passenger Traffic, San Juan Airport (LMM)

Colombia, Passenger Traffic Airplan

		Second Quarter		% Chg	Six - Months		% Chg
		2019	2020		2019	2020	
Domestic Traffic		**2,413,058**	**2,799**	**(99.9)**	**4,757,830**	**2,274,472**	**(52.2)**
MDE	Medellín (Rio Negro)	1,752,638	507	(100.0)	3,445,225	1,623,659	(52.9)
EOH	Medellín	252,109	1,500	(99.4)	509,668	243,648	(52.2)
MTR	Montería	238,656	373	(99.8)	472,767	259,634	(45.1)
APO	Carepa	93,014	306	(99.7)	180,079	83,763	(53.5)
UIB	Quibdó	54,918	94	(99.8)	104,357	50,493	(51.6)
CZU	Corozal	21,723	19	(99.9)	45,734	13,275	(71.0)
International Traffic		**455,871**	**2,618**	**(99.4)**	**857,136**	**400,578**	**(53.3)**
MDE	Medellín (Rio Negro)	455,871	2,618	(99.4)	857,136	400,578	(53.3)
EOH	Medellín	-	-	-	-	-	-
MTR	Montería	-	-	-	-	-	-
APO	Carepa	-	-	-	-	-	-
UIB	Quibdó	-	-	-	-	-	-
CZU	Corozal	-	-	-	-	-	-
Total Traffic Colombia		**2,868,929**	**5,417**	**(99.8)**	**5,614,966**	**2,675,050**	**(52.4)**
MDE	Medellín (Rio Negro)	2,208,509	3,125	(99.9)	4,302,361	2,024,237	(53.0)
EOH	Medellín	252,109	1,500	(99.4)	509,668	243,648	(52.2)
MTR	Montería	238,656	373	(99.8)	472,767	259,634	(45.1)
APO	Carepa	93,014	306	(99.7)	180,079	83,763	(53.5)
UIB	Quibdó	54,918	94	(99.8)	104,357	50,493	(51.6)
CZU	Corozal	21,723	19	(99.9)	45,734	13,275	(71.0)

[1] Passenger figures for Mexico and Colombia exclude transit and general aviation passengers, and SJU includes transit passengers and general aviation.

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ASUR 2Q20 Page 24 of 28

Grupo Aeroportuario del Sureste, S.A.B. de C.V.
Operating Results per Airport
Thousands of mexican pesos

Item	2Q 2019	2Q 2019 Per Workload Unit	2Q 2020	2Q 2020 Per Workload Unit	YoY % Chg.	Per Workload Unit YoY % Chg.
Mexico						
Cancun [1]						
Aeronautical Revenues	1,164,042	175.4	37,587	124.5	(96.8)	(29.0)
Non-Aeronautical Revenues	1,031,590	155.4	177,870	589.0	(82.8)	279.0
Construction Services Revenues	9,302	1.4	399,698	1,323.5	4,196.9	94,435.7
Total Revenues	**2,204,934**	**332.2**	**615,155**	**2,036.9**	**(72.1)**	**513.2**
Operating Profit	1,305,549	196.7	(278,695)	(922.8)	(121.3)	(569.1)
EBITDA	1,421,551	214.2	(156,302)	(517.6)	(111.0)	(341.6)
Merida						
Aeronautical Revenues	146,265	191.7	15,696	178.4	(89.3)	(6.9)
Non-Aeronautical Revenues	33,229	43.6	15,021	170.7	(54.8)	291.5
Construction Services Revenues	13,618	17.8	122,931	1,396.9	802.7	7,747.8
Other [2]	23	-	16	0.2	(30.4)	n/a
Total Revenues	**193,135**	**253.1**	**153,664**	**1,746.2**	**(20.4)**	**589.9**
Operating Profit	92,702	121.5	(39,528)	(449.2)	(142.6)	(469.7)
EBITDA	104,777	137.3	(27,173)	(308.8)	(125.9)	(324.9)
Villahermosa						
Aeronautical Revenues	66,586	200.0	10,102	190.6	(84.8)	(4.7)
Non-Aeronautical Revenues	14,145	42.5	6,295	118.8	(55.5)	179.5
Construction Services Revenues	1,430	4.3	55,123	1,040.1	3,754.8	24,088.4
Other [2]	24	0.1	25	0.5	4.2	400.0
Total Revenues	**82,185**	**246.8**	**71,545**	**1,349.9**	**(12.9)**	**447.0**
Operating Profit	41,342	124.2	(11,663)	(220.1)	(128.2)	(277.2)
EBITDA	49,001	147.2	(3,676)	(69.4)	(107.5)	(147.1)
Other Airports [3]						
Aeronautical Revenues	238,914	204.0	18,061	161.3	(92.4)	(20.9)
Non-Aeronautical Revenues	43,095	36.8	26,332	235.1	(38.9)	538.9
Construction Services Revenues	15,462	13.2	158,067	1,411.3	922.3	10,591.7
Other [2]	76	0.1	50	0.4	(34.2)	300.0
Total Revenues	**297,547**	**254.1**	**202,510**	**1,808.1**	**(31.9)**	**611.6**
Operating Profit	129,543	110.6	(80,838)	(721.8)	(162.4)	(752.6)
EBITDA	165,618	141.4	(43,129)	(385.1)	(126.0)	(372.3)
Holding & Service Companies [4]						
Construction Services Revenues	-	n/a	-	n/a	n/a	n/a
Other [2]	521,943	n/a	363,689	n/a	(30.3)	n/a
Total Revenues	**521,943**	**n/a**	**363,689**	**n/a**	**(30.3)**	**n/a**
Operating Profit	213,849	n/a	86,242	n/a	(59.7)	n/a
EBITDA	213,985	n/a	90,224	n/a	(57.8)	n/a
Consolidation Adjustment Mexico						
Consolidation Adjustment	(522,066)	n/a	(363,780)	n/a	(30.3)	n/a
Total Mexico						
Aeronautical Revenues	1,615,807	181.5	81,446	146.7	(95.0)	(19.2)
Non-Aeronautical Revenues	1,122,059	126.0	225,518	406.3	(79.9)	222.5
Construction Services Revenues	39,812	4.5	735,819	1,325.8	1,748.2	29,362.2
Total Revenues	**2,777,678**	**312.0**	**1,042,783**	**1,878.9**	**(62.5)**	**502.2**
Operating Profit	1,782,985	200.2	(324,482)	(584.7)	(118.2)	(392.1)
EBITDA	1,954,932	219.6	(140,056)	(252.4)	(107.2)	(214.9)
San Juan Puerto Rico, US [5]						
Aeronautical Revenues	460,152	n/a	440,371	n/a	(4.3)	n/a
Non-Aeronautical Revenues	279,456	n/a	111,296	n/a	(60.2)	n/a
Construction Services Revenues	44,824	n/a	120,602	n/a	169.1	n/a
Total Revenues	**784,432**	**n/a**	**672,269**	**n/a**	**(14.3)**	**n/a**
Operating Profit	372,602	n/a	33,507	n/a	(91.0)	n/a
EBITDA	541,968	n/a	238,310	n/a	(56.0)	n/a
Consolidation Adjustment San Juan						
Consolidation Adjustment	-	n/a	-	n/a	n/a	n/a
Colombia [6]						
Aeronautical Revenues	349,129	n/a	11,950	n/a	(96.6)	n/a
Non-Aeronautical Revenues	120,897	n/a	38,772	n/a	(67.9)	n/a
Construction Services Revenues	37,243	n/a	1,231	n/a	(96.7)	n/a
Total Revenues	**507,269**	**n/a**	**51,953**	**n/a**	**(89.8)**	**n/a**
Operating Profit	92,297	n/a	(170,867)	n/a	(285.1)	n/a
EBITDA	248,149	n/a	(47,064)	n/a	(119.0)	n/a
Consolidation Adjustment Colombia						
Consolidation Adjustment		n/a	-	n/a	n/a	n/a
CONSOLIDATED ASUR						
Aeronautical Revenues	2,425,088	n/a	533,767	n/a	(78.0)	n/a
Non-Aeronautical Revenues	1,522,412	n/a	375,586	n/a	(75.3)	n/a
Construction Services Revenues	121,879	n/a	857,652	n/a	603.7	n/a
Total Revenues	**4,069,379**	**n/a**	**1,767,005**	**n/a**	**(56.6)**	**n/a**
Operating Profit	2,247,884	n/a	(461,842)	n/a	(120.5)	n/a
EBITDA	2,745,049	n/a	51,190	n/a	(98.1)	n/a

[1] Reflects the results of operations of Cancun Airport and two Cancun Airport Services subsidiaries on a consolidated basis.
[2] Reflects revenues under intercompany agreements which are eliminated in the consolidation adjustment.
[3] Reflects the results of operations of our airports located in Cozumel, Huatulco, Minatitlan, Oaxaca, Tapachula and Veracruz.
[4] Reflects the results of operations of our parent holding company and our services subsidiaries. Because none of these entities hold the concessions for our airports, we do not report workload unit data for theses entities.
[5] Reflects the results of operation of San Juan Airport, Puerto Rico, US for 2Q2020.
[6] Reflects the results of operation of Airplan, Colombia, for 2Q2020.

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ASUR 2Q20 Page 26 of 28

Grupo Aeroportuario del Sureste, S.A.B. de C.V.
Consolidated Balance Sheet as of June 30, 2020 and December 31, 2019
Thousands of mexican pesos

Item	June 2020	December 2019	Variation	% Chg.
Assets				
Current Assets				
Cash and Cash Equivalents	7,124,097	6,192,679	931,418	15.0
Cash and cash equivalents restricted	28,102	165,622	(137,520)	(83.0)
Accounts Receivable, net	461,603	1,003,793	(542,190)	(54.0)
Recoverable Taxes and Other Current Assets	1,148,747	483,762	664,985	137.5
Total Current Assets	**8,762,549**	**7,845,856**	**916,693**	**11.7**
Non Current Assets				
Machinery, Furniture and Equipment, net	548,996	520,623	28,373	5.4
Intangible assets, airport concessions and Goodwill-Net	54,025,162	49,126,038	4,899,124	10.0
Document Receivable	258,317	23,364	234,953	1,005.6
investment in Joint Venture	10,556	-	10,556	-
Total Assets	**63,605,580**	**57,515,881**	**6,089,699**	**10.6**
Liabilities and Stockholders' Equity				
Current Liabilities				
Trade Accounts Payable	251,090	245,100	5,990	2.4
Bank Loans and short term debt	551,894	549,607	2,287	0.4
Accrued Expenses and Others Payables	1,456,736	1,765,313	(308,577)	(17.5)
Total Current Liabilities	**2,259,720**	**2,560,020**	**(300,300)**	**(11.7)**
Long Term Liabilities				
Bank Loans	6,925,061	6,674,717	250,344	3.8
Long Term Debt	8,060,870	6,488,569	1,572,301	24.2
Deferred Income Taxes	3,411,336	3,004,584	406,752	13.5
Employee Benefits	17,549	16,814	735	4.4
Total Long Term Liabilities	**18,414,816**	**16,184,684**	**2,230,132**	**13.8**
Total Liabilities	**20,674,536**	**18,744,704**	**1,929,832**	**10.3**
Stockholders' Equity				
Capital Stock	7,767,276	7,767,276	-	-
Legal Reserve	1,890,659	1,616,533	274,126	17.0
Mayority Net Income for the Period	1,364,087	5,465,823	(4,101,736)	(75.0)
Cumulative Effect of Conversion of Foreign Currency	1,541,309	(218,788)	1,760,097	(804.5)
Retained Earnings	21,719,010	16,527,312	5,191,698	31.4
Non- Controlling interests	8,648,703	7,613,021	1,035,682	13.6
Total Stockholders' Equity	**42,931,044**	**38,771,177**	**4,159,867**	**10.7**
Total Liabilities and Stockholders' Equity	**63,605,580**	**57,515,881**	**6,089,699**	**10.6**

Exchange Rate per Dollar Ps. 23.0893

ASUR 2Q20 Page 27 of 28

Consolidated Statement of Cash Flow as of June 30, 2020 and 2019

Thousands of mexican pesos

Item	2Q 2019	2Q 2020	% Chg	6M 2019	6M 2020	% Chg
Operating Activities						
Income Before Income Taxes	2,070,321	(642,359)	n/a	4,095,794	1,968,943	(51.9)
Items Related with Investing Activities:						
Depreciation and Amortization	495,433	510,797	3.1	941,525	990,209	5.2
Interest Income	(87,876)	(83,655)	(4.8)	(199,036)	(164,839)	(17.2)
Interest payables	273,731	261,865	(4.3)	558,135	532,536	(4.6)
Foreign Exchange Gain (loss), net unearned	1,432	7,751	441.3	17,316	(82,833)	n/a
Sub-Total	2,753,041	54,399	(98.0)	5,413,734	3,244,016	(40.1)
Increase in Trade Receivables	361,052	871,123	141.3	269,975	376,960	39.6
Decrease in Recoverable Taxes and other Current Assets	(56,218)	(160,153)	184.9	(178,797)	(392,982)	119.8
Income Tax Paid	(440,077)	(465,370)	5.7	(1,116,734)	(1,112,852)	(0.3)
Trade Accounts Payable	(92,602)	(525,786)	467.8	38,762	(230,074)	n/a
Net Cash Flow Provided by Operating Activities	2,525,196	(225,787)	n/a	4,426,940	1,885,068	(57.4)
Investing Activities						
Investments in Joint Venture					(10,556)	n/a
Loans granted to Associates						
Restricted cash	(239,012)	39,294	n/a	(229,870)	172,579	n/a
Investments in Machinery, Furniture and Equipment, net	(170,830)	(613,590)	259.2	(441,133)	(967,341)	119.3
Interest Income	110,580	83,293	(24.7)	184,630	162,085	(12.2)
Net Cash Flow used by Investing Activities	(299,262)	(491,003)	64.1	(486,373)	(643,233)	32.3
Excess Cash to Use in Financing Activities	2,225,934	(716,790)	n/a	3,940,567	1,241,835	(68.5)
Bank Loans paid	(32,574)	(46,389)	42.4	(66,346)	(90,221)	36.0
Long term debt paid	208,389	239,283	14.8	(102,690)	114,129	n/a
Interest paid	(404,154)	(133,171)	(67.0)	(504,777)	(516,011)	2.2
Dividends Paid	(3,000,000)		n/a	(3,000,000)		n/a
Net Cash Flow used by Financing Activities	(3,228,339)	59,723	n/a	(3,673,813)	(492,103)	(86.6)
Net Increase in Cash and Cash Equivalents	(1,002,405)	(657,067)	(34.5)	266,754	749,732	181.1
Cash and Cash Equivalents at Beginning of Period	5,853,666	7,784,257	33.0	4,584,507	6,192,679	35.1
Exchange gain on cash and cash equivalents		(3,093)	n/a		181,686	n/a
Cash and Cash Equivalents at the End of Period	4,851,261	7,124,097	46.9	4,851,261	7,124,097	46.9

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